                                      Filed by FEI Company Pursuant to Rule 425
                                      Under the Securities Act of 1933
                                      and deemed filed pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934
                                      Subject Company: FEI Company
                                      Commission File No: 000-22780


QUESTIONS AND ANSWERS REGARDING
THE PROPOSED MERGER OF VEECO INSTRUMENTS AND FEI


1. Q. WHY IS THIS MERGER A GOOD IDEA?

A. We believe this merger is strategically compelling. It offers many significant benefits, including:

1) The combined company will be much larger in size, and Veeco FEI will be the leading supplier of 3D metrology solutions. Customers generally prefer to work with larger, more significant suppliers with a broader product offering;

2) Our stronger global presence and critical mass will enhance sales channels and customer support;

3) The company's expanded technology portfolio will broaden our product offering and accelerate building new markets;

4) The combined company will leverage the strength of our management teams and approximately 2900 employees, focusing on corporate growth and profitability.

We firmly believe that this merger represents a more rapid path to $1 billion in revenues, which we perceive as critical mass in the semiconductor capital equipment industry. We share a common history of financial success and believe that together we are dramatically better positioned for the recovery. There are also significant operational synergies in combining these two organizations, which could improve our combined profitability and increase our return on capital.


2. Q. WHAT IS THE NAME OF THE NEW COMPANY?

A. The new company will be called Veeco FEI Inc., reflecting the strong brand equity each company has built.


3. Q. HOW WILL THIS MERGER BENEFIT OUR CUSTOMERS?

A. We believe this merger will deliver additional value to our combined customer base in terms of an expanded breadth of technologies, broader global resources, increased R&D efforts and a stronger presence in each of our core markets. Many of our customers have indicated that they prefer to deal with larger, more significant suppliers with a broader product offering.


4. Q. WHAT KIND OF TRANSACTION DOES THE MERGER REPRESENT?

A. This is a stock-for-stock transaction. Each FEI shareholder will receive
1.355 shares of Veeco FEI stock for each FEI share they own.

5. Q. WHAT HAPPENS TO OUR FEI STOCK?

A. Once the merger is voted on and finalized, for each share of FEI stock you own, you will receive the 1.355 shares of stock in the new Veeco FEI. If you physically hold your certificates, you will receive correspondence regarding exchanging your shares. If you hold shares through a brokerage (or other custodial account) your brokerage will handle the exchange and keep you informed if there is any paperwork for you to complete.

If you happen to also own Veeco stock, there is no need for you to exchange those shares and your brokerage account would be automatically updated to reflect the new name of the company.


6. Q. HOW WAS THE EXCHANGE PRICE OR RATIO DETERMINED FOR THE MERGER?

A. The exchange ratio was reached through a negotiation between the parties and is supported by a variety of financial and other analyses.


7. Q. WHAT WILL THE NEW ORGANIZATION LOOK LIKE?

A. As outlined in the announcement, Vahe Sarkissian, Florence's Chairman and CEO will be Chairman of the Board and Chief Strategy Officer of Veeco FEI. Ed Braun, Veeco's current CEO, will continue as CEO of the combined company. Jack Rein, Veeco's CFO will continue in that role for the combined company. A 13-member Board of Directors will incorporate five directors from FEI, one from Philips and seven from Veeco.

Several FEI organizations will see little or no change. In any event, no changes will be made until the merger closes. At that time we will provide further details on any changes. An integration plan will be developed with a cross-functional team from both companies.


8. Q .WHERE WILL CORPORATE HEADQUARTERS BE LOCATED?

A. Veeco FEI will be headquartered in Veeco's current Woodbury, New York (Long Island) corporate office. The divisional and R&D centers of both companies will remain in their current locations.


9. Q. WHY LOCATE THE HEADQUARTERS IN NEW YORK?

A. Veeco is the legal surviving corporate and accounting entity and the combined company's CEO and CFO are based in New York. The location also places us strategically between our important US and European R&D centers.

10. Q. HOW WILL THIS AFFECT MY JOB?

A. In the near-term, other than those working directly on the planned integration of FEI and Veeco, your job should not be affected. We encourage employees to stay focused on achieving current objectives--fighting for business, revenue and market share, as well as helping to enhance profitability by minimizing costs.


11. Q. WILL THERE BE LAYOFFS?

A. We intend to build a strong new company systematically and methodically to ensure that our customers derive the fullest benefit from our combined forces. We remain committed to delivering the right products and solutions for our customers' emerging needs. This will create many new opportunities for our employees as we leverage the strengths and skills of our combined global workforce. There will be some job redundancies and reductions as we integrate our companies, but we expect reductions to be minimal. We ask all of you to focus on value creation and to work productively and efficiently to ensure that we all benefit as a result of this important merger.


12. Q. HOW MANY EMPLOYEES DOES EACH COMPANY HAVE?

A. As of June 30, FEI had approximately 1,580 employees and Veeco had approximately 1,320. The combined numbers represent approximately 2,900 employees worldwide.


13. Q. WHERE ELSE IS VEECO LOCATED?

A. In addition to its headquarters in Woodbury, New York (on Long Island), Veeco has major facilities in New York, Colorado, Arizona, California, and Minnesota. Their sales and service offices are complementary to ours and are located throughout the U.S., and in the U.K., France, Germany, Ireland, Japan, Korea, Malaysia, Singapore and Japan.


14. Q. WILL EMPLOYEES BE ABLE TO TRANSFER TO OTHER UNITS OF VEECO FEI?

A. Yes. Part of the strategic rationale for this merger is that employees will benefit from additional growth opportunities, so transfers will certainly be considered and encouraged


15. Q. WILL MY BENEFITS CHANGE?

A. There are no immediate plans to change benefits. After the merger is completed, we will compare both companies' benefit plans, consolidating them as appropriate and keeping all employees informed.

16. Q. HOW WILL THIS MERGER AFFECT THE FEI EMPLOYEE STOCK PURCHASE PROGRAM?

A. There will be some changes and these will be defined under a new ESPP for Veeco FEI. We will introduce the new employee stock purchase program soon after the close of the merger.

Presuming that the merger is expected to close in the fourth quarter, after August 31, the current ESPP cycle will not be affected. FEI's ESPP will continue until the close of the transaction representing a shortened purchase period for the next cycle beginning September 1. When the merger closes, payroll deductions for FEI's existing ESPP will cease.


17. Q. DOES THIS TRANSACTION AFFECT THE VESTING OF FEI STOCK OPTIONS?

A. FEI stock options will be converted into options of Veeco FEI with no change in their vesting schedules or aggregate exercise price. The price for each option share will be adjusted for the exchange ratio of 1.355 to 1. As an example, for 100 shares of unexercised stock options, an employee will receive an option for 135.55 shares of Venice Florence. The total grant value of the FEI options will remain the same:


OLD:    100 FEI SHARES                 X   $20 OPTION PRICE            = $2,000 GRANT VALUE
NEW:    135.5 VENICE FLORENCE SHARES   X   $14.76 NEW OPTION PRICE     = $2,000 GRANT VALUE



18. Q. WHAT STEPS HAVE TO TAKE PLACE FOR THE DEAL TO BE FINALIZED? WHEN WILL THE MERGER BE FINALIZED?

A. The merger has been approved by both companies' Boards of Directors. It is still subject to, among other standard procedures, approval by the shareholders of both FEI and Veeco, and certain regulatory approvals are required. We currently anticipate a closing of the merger in the fourth quarter of this year.


19. Q. WHAT HAPPENS IF THE SHAREHOLDERS DON'T APPROVE THE MERGER?

A. While we don't anticipate that this will happen, it is a possibility. Some of Venice's and Florence's largest shareholders have agreed in advance to vote in favor of the merger. In addition, Venice and Florence have strong track records of success in mergers and acquisitions.

However, if shareholders do not approve the merger, one of two things could occur: the merger could be called off, or we could potentially change the terms of the transaction to make it more acceptable to the shareholders of both companies.


20. Q. WHICH COMPANY IS THE ACQUIRER?

A. Since Veeco is paying a premium for FEI shares, many will view this transaction as an acquisition of FEI by Veeco. Veeco will be considered the surviving entity on a corporate and accounting basis. The fact that headquarters will be in New York and Veeco will have greater representation on the combined Board of Directors are also factors that may lead outsiders to see Veeco as the acquirer. Conversely, once the deal is closed, current FEI shareholders (including Philips) will represent 60 percent of the shareholder base of the combined company.

Regardless, both companies bring unique contributions to the new, combined company. We believe this merger will pave the way for a company with a wider technology base and stronger market presence for continued success and greater potential for growth.


21. Q. WHY HAVE WE CHOSEN TO DO THIS NOW?

A. Your management team believes this is an excellent time to position us as a stronger semiconductor capital equipment player. We believe there are excellent growth prospects in our combined target markets of data storage, semiconductor, telecommunications/ wireless and scientific research sectors, and that the merger will position us to better take advantage of these opportunities. We also believe that the merger at this time will allow us to take advantage of technological changes occurring in the market today.]


22. Q. WILL VEECO FEI CONTINUE TO PURSUE MERGERS OR ACQUISITIONS IN THE FUTURE?

A. It will take us some time to effectively integrate this merger. However, we are always looking for additional technologies to help broaden our product portfolio, specifically in critical process and metrology steps. We expect to continue to evaluate opportunities that arise.


23 Q. FEI FOCUSES PRIMARILY ON METROLOGY, HOW IS THIS MERGER GOING TO AFFECT VEECO'S PROCESS EQUIPMENT OPERATIONS?

A. Management at both companies believes that the profitability of the combined company will improve as the portion of metrology sales becomes a more significant percentage of total sales. Management also believes that our customers will appreciate the new company's ability to be a "one-stop-shop" for process equipment and metrology solutions. In fact, this merger, with FEI's greater metrology offerings, should strengthen cross-selling opportunities for Veeco's process equipment products. We expect both equipment groups to work together in the new Veeco FEI to develop new products in the future.


24. Q. WILL ANY BUSINESSES BE DISCONTINUED AS A RESULT OF THE MERGER?

A. While we will investigate ways to combine and evolve our product offerings to better serve customers in our various industries, we have no immediate plans to eliminate any of the businesses of Veeco and FEI.

25. Q. HOW WILL THIS BE COMMUNICATED TO CUSTOMERS?

A. Account managers have the primary contact with customers and will be actively involved with the product divisions as appropriate.

Customers will be receiving a letter from us outlining the transaction and will have web access to all public information on the proposed merger. Please talk to your manager if you have any specific questions. It is business as usual with our customers until the merger closes.


26. Q. WHO CAN I REFER OTHER QUESTIONS TO?

A. You can, as always, refer any news media or investor questions that may come to your facility to Dan Zenka at 503.844.2695 or dzenka@feico.com. If you, yourself have questions concerning the merger, please contact your manager or send your question to THEFUTURE@FEICO.COM.


Thank you.


ABOUT FEI

FEI, with 2001 revenues of $376 million, is the 3D innovator and leading supplier of Structural Process Management(TM) solutions to semiconductor, data storage, structural biology and industrial companies. FEI's industry leading Dual-Beam(TM) and single column focused ion and electron beam products allow advanced three-dimensional metrology, device editing, trimming, and structural analysis for management of sub-micron structures. Headquartered in Hillsboro, Oregon, FEI has additional development and manufacturing operations located in Peabody, Massachusetts; Sunnyvale, California; Eindhoven, The Netherlands; and Brno, Czech Republic. Additional information on FEI can be found at WWW.FEICO.COM.

CAUTIONED REQUIRED BY CERTAIN SEC RULES

IN CONNECTION WITH THEIR PROPOSED MERGER, VEECO AND FEI WILL BE JOINTLY PREPARING A PROXY STATEMENT/REGISTRATION STATEMENT ON FORM S-4 CONTAINING A PROSPECTUS RELATING TO THE SHARES TO BE ISSUED TO FEI STOCKHOLDERS AND WILL BE FILING SUCH JOINT PROXY STATEMENT/REGISTRATION STATEMENT ON FORM S-4 CONTAINING A PROSPECTUS RELATING TO THE SHARES TO BE ISSUED TO FEI STOCKHOLDERS WITH THE SEC AS SOON AS PRACTICABLE. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THIS DOCUMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. INVESTORS AND SECURITY HOLDERS MAY OBTAIN COPIES OF THIS DOCUMENT, WHEN IT HAS BEEN FILED WITH THE SEC, AS WELL AS OTHER SEC FILINGS OF VEECO AND FEI, FREE OF CHARGE FROM THE SEC'S WEBSITE AT WWW.SEC.GOV AS WELL AS FROM THE APPLICABLE COMPANY BY DIRECTING A REQUEST TO INVESTOR RELATIONS FOR VEECO, AT (516) 677-0200, EXT. 1403 AND TO INVESTOR RELATIONS FOR FEI, AT (503) 640-7500 EXT. 7527.

VEECO AND ITS EXECUTIVE OFFICERS AND DIRECTORS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THE VEECO AND FEI STOCKHOLDERS WITH RESPECT TO THE VEECO/FEI TRANSACTION. INFORMATION REGARDING SUCH INDIVIDUALS IS INCLUDED IN VEECO'S PROXY STATEMENT DATED APRIL 9, 2002 RELATING TO ITS 2002 ANNUAL MEETING OF STOCKHOLDERS, AVAILABLE FREE OF CHARGE FROM THE SEC AND VEECO AS INDICATED ABOVE.

FEI AND ITS EXECUTIVE OFFICERS AND DIRECTORS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THE FEI AND VEECO STOCKHOLDERS WITH RESPECT TO THE VEECO/FEI TRANSACTION. INFORMATION REGARDING SUCH INDIVIDUALS IS INCLUDED IN FEI'S PROXY STATEMENT DATED APRIL 17, 2002 RELATING TO ITS 2002 ANNUAL MEETING OF STOCKHOLDERS, AVAILABLE FREE OF CHARGE FROM THE SEC AND FEI AS INDICATED ABOVE.

VEECO AND FEI WILL EACH BE FILING WITH THE SEC, WITHIN A FEW DAYS, CURRENT REPORTS ON FORM 8-K CONTAINING THE FULL TEXT OF THEIR MERGER AGREEMENT. THESE FILINGS WILL BE AVAILABLE FREE OF CHARGE FROM THE SEC AND THE APPLICABLE COMPANY AS IDENTIFIED ABOVE.